Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

23ANDME HOLDING CO. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on June 16, 2021 (the “Certificate”).

SECOND: This Certificate of Amendment (the “Amendment”) amends the provisions of the Certificate.

THIRD: Resolutions were duly adopted by the Board of Directors (the “Board”) of the Corporation setting forth this proposed amendment to the Certificate and declaring the Amendment to be advisable and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.

FOURTH: Resolutions were duly adopted by the Board of the Corporation, in accordance with the provisions of the Amendment set forth below, providing that, effective as of 12:01 a.m., eastern time, on October 16, 2024, each twenty (20) issued and outstanding shares of the Corporation’s Class A Common Stock, par value $0.0001 per share, shall be converted into one (1) share of the Corporation’s Class A Common Stock, par value $0.0001 per share, and each twenty (20) issued and outstanding shares of the Corporation’s Class B Common Stock, par value $0.0001 per share, shall be converted into twenty (20) share of the Corporation’s Class B Common Stock, par value $0.0001 per share, as constituted following such date.

FIFTH: The Certificate is hereby amended by revising Article IV to include a new paragraph as follows:

“Section 4.6 Reverse Stock Split. Upon the effectiveness (the “Effective Time”) of this Amendment to the Certificate pursuant to Section 242 of the DGCL, each twenty (20) shares of the Corporation’s Class A Common Stock, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Class A Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Class A Common Stock, be reclassified, combined and changed into one (1) fully paid and nonassessable share of Class A Common Stock, par value of $0.0001 per share (the “New Class A Common Stock”) and each twenty (20) shares of the Corporation’s Class B Common Stock, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Class B Common Stock” and, together with the Old Class A Common Stock, the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Class B Common Stock, be reclassified, combined and changed into one (1) fully paid and nonassessable share of Class B Common Stock, par value of $0.0001 per share (the “New Class B Common Stock” and, together with the New Class A Common Stock, the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). From and after the Effective Time, any and all certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been combined pursuant to this Amendment to the Certificate. No fractional shares shall be issued in connection with the reverse stock split. In lieu of any fractional shares to which the holder would otherwise be entitled, all amounts shall be rounded up to the nearest whole share.”

SIXTH: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

SEVENTH: This Amendment to the Certificate shall become effective at 12:01 a.m., eastern time, on October 16, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate to be executed by a duly authorized officer on the date set forth below.

23ANDME HOLDING CO.

By:	/s/ Anne Wojcicki
Name:	Anne Wojcicki
Title:	Chief Executive Officer and President
Dated:	October 11, 2024